Exhibit 99.1

 Corporate Presentation  June 2024  IperionX Limited  NASDAQ and ASX: IPX

 Disclaimers  3  Forward Looking Statements  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause IperionX Limited’s (the “Company”) actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Competent Persons Statements  The information in this document that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s  website at www.iperionx.com.  The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  IPERIONX LIMITED ABN 84 618 935 372

Our plan is to re-shore a low cost, sustainable, U.S. titanium supply chain

1. Titanium supply chain is currently high cost, environmentally unsustainable and dominated by China and Russia
2. IperionX offers an end-to-end, cheaper and cleaner solution via innovative technologies
3. Our technologies have been proven with over 18+ months of industrialized pilot scale production in Utah
4. Large scale production begins in Virginia during 2024 with 100% titanium metal scrap feedstock
5. Future backward integration using up-graded minerals from Titan Projects' critical titanium mineral resources
6. Longer-term ambitions to disrupt the US$300+ billion stainless steel and aluminum markets
7. Led by an experienced management team, with strong support from Tier-1 investors

3

 Titanium has superior material properties that are prized across advanced industries  High strength-to-weight ratio  Titanium alloys can have a far higher strength-to-weight ratio than aluminum and magnesium alloys  45% lighter than steel  Titanium alloys can be 3-5x stronger than stainless steel  Superior corrosion resistance  Durable, long-life products that don't need paint  Lockheed Martin F-35 Lightning II  ~20% titanium by weight  Consumer Electronics  Titanium used in frames and enclosures  3

 China and Russia control ~70% of the global titanium supply chain  PRIMARY TITANIUM (TITANIUM SPONGE)  PRODUCTION CAPACITY  Metric tons per annum  10,000  5,000  5  Source: U.S. Geological Survey. Locations shown are approximate. Primary global titanium supply chain.

 Current production of titanium is complex, high cost and unsustainable  High temperature (1,300oC), highly corrosive chlorination, reduction and distillation  process to form titanium metal sponge  High temperature (1,850oC) multi-vacuum melting processes to form ingots  High temperature, low yielding, forging processes to form semi-finished titanium products (plates, sheets, bar, wire, etc.)  Very low yield manufacturing process to produce final titanium parts  The ingot to final titanium metal part supply chain has less than 10-20% yield  High-energy, high-carbon, and unsustainable titanium supply chain  6

 Hydrogen Assisted Metallothermic Reduction (HAMR) “refining” technology  Simpler, faster and lower temperature (<800oC) process  Energy consumption <50% vs. current industry, and zero direct carbon emissions2  Powders are an ingot replacement product, no need for Kroll and VAR melting  IperionX’s titanium technologies1 are simple, low cost and sustainable  Hydrogen Sintering and Phase Transformation (HSPT) “forging” technology  Non-melt, sintering technology delivers forged quality titanium  HAMR and HSPT lower the cost, energy, and yield loss of producing titanium mill products  Patented, disruptive technologies that can produce titanium near-net shape products at lower cost  Unlocks a circular and zero direct carbon emission titanium supply chain  IperionX holds exclusive rights over a suite of titanium metal technologies. Refer to ASX announcement dated December 8, 2022 for further details  Based on the expected use of 100% renewable power at IperionX’s facilities  7

 8  We have successfully proven large scale titanium production  18+ months of titanium production from our industrial pilot facility  Production results exceeded industry standards  Off-the-shelf, low cost and scalable technology  8  Multiple large scale hot-test runs at ~60x the production capacity of our industrial pilot facility  Furnace installed at Virginia and nearing first production

 9  1. Richemont: See ASX announcements dated August 20, 2022 and November 17, 2022 for details; AFRL: See ASX announcement dated January 18, 2023 for details; Carver Pump and NAVSEA (US Navy):See ASX announcement dated February 6, 2023 for details; U.S. Navy’s Naval Air Systems Command: See ASX announcement dated February 3, 2022 for details; SLM: See ASX announcement dated March 14, 2023 for details; Canyon: See ASX announcement dated March 29, 2023 for details; Ford: See ASX Announcement dated June 13 2023 for details; Lockheed Martin: See ASX Announcement dated July 18 2023 for details; GKN Aerospace: See ASX announcement dated October 2, 2023  Our high-performance titanium products have secured the interest of leading potential customers  Aerospace and Defense  Naval and Defense  Bicycles and E-mobility  Consumer and Luxury Goods  Aerospace and Defense  Industrial Fasteners  Industrial Gears

 We are now scaling to commercial production at our Virginia Titanium Manufacturing Campus  Titanium Production Facility  “TPF / 1080 Building”  ”Refining” of titanium scrap into high-quality titanium metal powders  Advanced Manufacturing Center  “AMC / 1092 Building”  “Forging” and “printing” of titanium metal powders  into high-quality titanium metal products  TPF / 1080 Building  AMC / 1092 Building  10

 Titanium Production Facility - furnace installed, with first titanium production in Q3 2024  Increasing titanium production capacity by +60x  Scaling from ~2 tpa to 125+ tpa of titanium powder  Phased expansion for higher production at lower costs  2,000+ tpa target capacity by 2026 with estimated operating costs of US$30/kg  Phased production growth at lower capital intensity  ~2,000 tpa target capacity at estimated capital costs of ~US$70 million  Multiple U.S. Government funding opportunities  U.S. government funding options include grants and equipment finance  10

 Advanced Manufacturing Center - first titanium products produced, scaling in Q3 2024  Advanced manufacturing of high-strength titanium products Semi-finished titanium products, near-net shape forged titanium components and high-value titanium products using additive manufacturing  Advanced center for titanium research and development Commercial development of titanium alloys, powder metallurgy and manufacturing technologies  Manufacturing high-performance titanium product range Sustainable competitive advantage captures value uplift from manufacturing high-performance titanium products  Part finishing  Additive manufacturing operations  Advanced manufacturing / forging technologies  Laboratories, testing, QA/QC and offices  R&D laboratory  10

 Titan Project underpins a low-cost, end-to-end U.S. titanium supply chain solution  The fully permitted Titan Project in Tennessee is one of the  largest titanium mineral resources in North America  Titan Project is a leading U.S. resource of critical titanium, zircon and rare earth minerals  Titan Project combined with our titanium technologies to deliver an end-to-end solution for the U.S. titanium supply chain  Further technical studies will be advanced once third-party funding opportunities – including U.S. Government funding applications and multiple strategic customer negotiations – are successfully completed  13  13

 Source: USITC DataWeb  14  The U.S. titanium supply chain is fragmented, high risk, and vulnerable to supply shocks  ~US$117,000 per tonne pricing on ~US$1.1bn of U.S. exported semi-finished titanium products in 2023  Supply constrained, rising price environment with the average price of exported semi-finished titanium products rising 14% in 2023, reflecting:  Supply shocks from Russia’s invasion of Ukraine  Raw material price increases and disruptions  Increasing demand for titanium  -  25,000  50,000  75,000  100,000  125,000  2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023  US$/t  Exported Semi-Finished Wrought Titanium Products  Exported Titanium Bars & Rods - Billets Imported Titanium Scrap  ~US$57,000 per tonne pricing on ~US$0.5bn  of U.S. exported bar and rod / billet titanium products  in 2023

Led by a highly experienced senior leadership team



Anastasios "Taso" Arima
Co-founder, MD and CEO
Successful founder of multiple billion-dollar companies, including most recently Piedmont Lithium (Nasdaq: PLL)



Todd Hannigan
Executive Chairman
25+ years of global experience in natural resources as company founder, CEO, private capital investor, and non-executive director



Toby Symonds
President, Chief Strategy Officer
30+ years in capital markets, founder of two asset management firms



Scott Sparks
Chief Operating Officer
30+ years in engineering, construction and management



Jeanne McMullin
Chief Legal Officer
25+ years in corporate law, previously CLO of start-up tech PE firm



Marcela Castro
Chief Financial Officer
25+ years of financial leadership experience across multiple industries



Dominic Allen
Chief Commercial Officer
15+ years commercial experience across the metals and minerals sector

Independent Board Members



Lorraine Martin
Audit Committee Member
ESG Committee Member

35+yrs senior aerospace exec. at Lockheed Martin, CEO National Safety Council, Board Member; Kennametal



Beverly Wyse
Audit Committee Member
Rem. Committee Member
ESG Committee Member

30+yrs senior aerospace exec. at Boeing, Board Member; Heroux-Devtek



Melissa Waller
ESG Committee Chair
Rem. Committee Member

30+yrs senior finance exec. President of the AIF Institute



Vaughn Taylor
Audit Committee Chair
Rem. Committee Chair

20+yrs senior investment executive, Ex CIO of AMB Capital Partners, Board member global organizations

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 1. JORC and SK-1300 code compliant  16    Secure strategic partners for our titanium metal products    Test powders and/or prototype parts with prospective customers    Secured prospective customer and government validation    Secure additional customers across core industry sectors    Progress Titan Project to be construction ready    Definition of largest known titanium mineral resource in U.S.1    Scoping Study / Initial Assessment completed    State Mine and NPDES permit    PFS and / or FS, critical minerals sales contracts and FID    Scale up production of titanium powder and products    Titanium Production Facility (expansion to 1,000+tpa) CAPEX and OPEX    Large scale furnace hot test and powder production run    Complete final engineering for Titanium Production Facility    Commence equipment installation at Titanium Production Facility    Commission HAMR furnace at Titanium Production Facility    Produce titanium components at Advanced Manufacturing Center  High value catalysts are imminent  Ordinary Shares / ADR’s (1:10) Outstanding  257.2 million / 25.7 million  Market Capitalization (21-June-2024)  ~US$350 million  Cash (31-Mar-2024, pro-forma)  ~US$45 million  Fidelity Management and Research (FMR)  ~10%  Fidelity International (FIL)  ~7%  Insider/management Ownership  ~30%  ADS Price  (US$)  Corporate Overview (NASDAQ / ASX Ticker Symbol: IPX)  $17.50  $15.00  $12.50  $10.00  $7.50  $5.00  $2.50  $0.00

 Supporting Information

 Titan Project is a very large potential source of U.S. titanium minerals  Titanium, zircon and rare earth critical minerals  Geological target is the McNairy Sand, a massive mineral formation that extends across West Tennessee  Existing mineral resource estimate covers only a small portion of the secured landholdings  Potential for new resource discoveries within land controlled by IperionX  Opportunities to add new land holdings to further increase the resource base  1. See ASX announcement dated October 6, 2021 for details  JORC Mineral Resource1  Total Critical Mineral Assemblage  Titan Project  Cut-off  Tonnes  TCM %  TCM  Zircon  Rutile  Ilmenite  REE  (TCM %)  (Mt)  (%)  (Mt)  (%)  (%)  (%)  (%)  Indicated  0.4  241  2.2  5.3  11.3  9.3  39.7  2.1  Inferred  0.4  190  2.2  4.2  11.7  9.7  41.2  2.2  Total Mineral Resource  0.4  431  2.2  9.5  11.5  9.5  40.3  2.1  Including High Grade Core  2.0  195  3.7  7.1  12.1  9.9  42  2.3  19

 IperionX’s Green RutileTM technology could add significant value to the Titan Project  IperionX’s patented low-carbon “Green RutileTM” mineral enrichment technology can upgrade lower-grade ilmenite titanium minerals into a high-grade, higher-value titanium ‘synthetic rutile’ product  Green RutileTM has been successfully proven at a bench scale, with pilot scale production design now underway for completion in 2024  Green RutileTM process could also unlock value with potential critical co- products such as LFP battery feedstock or high-purity iron powder  Low-carbon Green RutileTM product has been successfully tested by  potential customers in Japan and the U.S.  IperionX plans to integrate Green RutileTM enrichment plant options into the Titan Project’s PFS and / or Feasibility Study, to potentially add significant value to the Titan Project’s final economics  19

 Titan Project Technical Studies  IperionX has now completed key long lead assessments for the Titan Project PFS and / or Feasibility Study, including metallurgical test work and permits  Titan Project technical studies (PFS and / or Feasibility Study) are anticipated to be advanced and completed following the culmination of the below activities, which may conclude in late 2024:  Completion of Green RutileTM pilot process design studies, for full integration into the final Titan Project PFS and / or Feasibility Study  Potential U.S. Government funding opportunities, including a recently submitted application to co-fund the Titan Project PFS and / or Feasibility Study, and co-fund the scale-up of IperionX’s mineral enrichment technologies and the Virginia Titanium Manufacturing Campus  Potential funding and product offtake options from strategic investors, including Japanese companies, that are moving towards advanced stages of negotiations  19

In the long term, the total addressable market is the global lightweight structural metals market


~$4bn*
Titanium Market[1]
~$165bn*
Aluminum Market[2]
~$200bn*
Stainless Steel Market[3]

* Estimated Global Market Summary in USD. TAM market sizes are built up using 2022 material pricing

1. Sources: Roskill, Argus Metals. 2019 titanium melt products production of ~283kt at Q4-2022 Rotterdam Ti64 pricing of ~$16/kg. Note: Titanium market size uses 2019 volumes as base year, due to the Ukraine-Russia conflict.
2. Sources: Jefferies Equity Research, LME. Harbor Aluminum. 2021 global aluminum demand of ~67Mt at Q4-2022 pricing of ~$2.4/kg.
3. Sources: International Stainless Steel Forum, MEPS, 2021 global stainless steel melt shop production of ~56Mt at Q4-2022 304 Coil pricing of ~$3.6/kg.

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 We have been producing high-quality titanium with our award-winning technologies for over 18 months  Consistent and repeatable process achieving high quality standard  4.50  4.30  4.10  3.90  3.70  3.50  3.30  3.10  2.90  2.70  2.50  Pre-HAMR Oxygen Wt. %  Ti64 ASTM Grade 5 Standard  -  1.00  0.90  0.80  0.70  0.60  0.50  0.40  0.30  0.20  0.10  Post-HAMR Oxygen Wt. %  23

Titanium Mineral
$1,500 - $2,500/t
Kroll Process
Titanium Sponge
$10,000 - $15,000/t
Titanium Scrap
$3,000 - $15,000/t
Vacuum Arc Remelting
Titanium Ingot
$25,000 - $30,000/t
Forging and Rolling/Extrusion
Titanium Mill Products
$50,000 - $200,000+/t
Gas or Plasma Atomization
Titanium Powders
$75,000 - $200,000+/t
Traditional Machining
Additive Mftg / 3D Printing
Near Net Shape Products
+$200,000/t
Titanium Products
less Machining

Titanium production is complex, high cost and unsustainable

Kroll Process

- High temperature (1,300C°) batch process that requires high-quality titanium mineral feedstocks
- Uses chlorine gas and coke to produce titanium tetrachloride ($TiCl_4$) + carbon emissions
- $TiCl_4$ reduced by molten magnesium metal and the $MgCl_2$ is distilled under high temperature

Vacuum Arc Remelting

- High temperature process (1,850C°) with titanium sponge mixed with low oxygen titanium scrap and alloying elements, welded into an electrode and then melted under a vacuum
- Process repeated 2-3x times to ensure homogenous product
- Ingot weights of 6-11 tons required to underpin economics

Forging and Rolling / Extrusion

- 6-11 metric ton ingot is broken down into billets (or slabs) via high temperature forging
- Billets are then heated and rolled ot extruded into plate, sheet, bar, wire etc.
- Multiple reheats required with each reheat step requiring grinding of the Ti-O "alpha case" layer
- Mill product yields are low e.g. **55-60% yield** from ingot to 0.2" inch plate

Traditional Machining

- Mill products often require machining to final titanium metal product resulting in high scrap generation vs resultant product (i.e., the "Buy-to-Fly" ratio)
- Buy-to-fly ratios often lead to **<10% yield** - ~13:1 buy-to-fly ratio for watch cases from titanium bar are common

Gas or Plasma Atomization

- High temperature process where high quality bar or wire is atomized in an inert atmosphere into spherical powders
- Wide range of sizes produced with **<50% yields** of "in-spec" powders

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Our titanium technologies can deliver low-cost, high-strength and sustainable titanium production



Titanium Scrap
$3,000 - $15,000/t
HAMR "Refining"
Titanium Powders
$75,000 - $200,000+/t
Additive Mftg / 3D Printing
HSPT "Forging"
Titanium Mill Products
$50,000 - $200,000+/t
Near Net Shape Products
+$200,000/t
less Machining
Traditional Machining
Titanium Products

HAMR "refining" technology

- Hydrogen Assisted Metallothermic Reduction (HAMR) process is based on a scientific breakthrough by Dr Zak Fang, Professor of Metallurgical Engineering at the University of Utah
- HAMR works by destabilizing the titanium-oxygen bonds and allowing for a simple reduction process - similar to iron ore to iron
- HAMR process is a low temperature (<800ºC) fast (<6 hours) batch process and results in high quality titanium metal powders - potential conversion to an even faster continuous process
- The result is an efficient, scalable process that avoids both Kroll and ingot melting and is <50% energy requirements of the current supply chain with zero Scope 1 and 2 carbon emissions

HSPT "forging" technology

- Hydrogen Sintering and Phase Transformation (HSPT) is a non-melt sintering technology that results in ultrafine grain micro structured titanium metal products
- The HSPT products have "forged" or wrought like properties typically seen only with traditional forged titanium mill products
- Combined with low-cost metal powders, HSPT avoids the multiple high-cost forging steps, with the associated yield losses, to manufacture high performance titanium mill products
- HSPT can deliver "forged" near-net shape products to greatly reduce machining and final costs for titanium metal products

*IperionX holds exclusive rights over the HAMR and HSPT technologies.

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HAMR: The breakthrough science of a revolutionary technology  Most common metals can be reduced to metal from oxides by carbon (or hydrogen) - this is not the case for Titanium Dioxide (TiO2) because of the stability of the Ti-O bonds  William Kroll invented a process to overcome this challenge and it relies on chlorination of TiO2 in a carbothermal reaction to create TiCl4, which is then reduced by molten magnesium in a vacuum and distilled to produce titanium sponge  Titanium sponge is then vacuum melted multiple times to create a  titanium ingot which is then hot worked into mill products  HAMR reduces TiO2 with magnesium under a hydrogen atmosphere, with hydrogen destabilizing the Ti-O bonds  This principle can also be used to de-oxygenate recycled titanium scrap, as the most difficult impurity to “remove” is the oxygen on the surfaces – especially with machining titanium scrap  HAMR revolutionizes the ability to manufacture high quality titanium metal and alloys from both titanium mineral or scrap  Hydrogen’s effect on the Ti-O bonds  Ti-O bonds at various weight percent (solid lines) vs. Ti-O-H bonds destabilized at various weight percent (dashed lines) @ 700 Co  -255  -250  -245  -240  -235  -230  -225  -220  0.0  0.1  0.4  0.5  0.2 0.3  molar ratio of H /Ti  Oxygen potential, kcal/mole O2  Ti-2.0wt% O-H Ti-1.0wt% O-H Ti-0.5wt% O-H  Ti-0.166wt% O-H  Ti-2.0wt% O  Ti-0.166wt% O  MgO  Ti-1.0wt% O Ti-0.5wt% O  * IperionX holds an exclusive option to acquire the HAMR technology and other associated technologies  Dr Fang’s history: https://powder.metallurgy.utah.edu/research/hamr.php  Original HAMR discovery article “A novel chemical pathway for energy efficient production of Ti metal from upgraded titanium slag”: https://www.sciencedirect.com/science/article/abs/pii/S1385894715015016  25

 300  200  100  700  600  500  400  800  900  1000  1100  1200  1,000  10,000  100,000  Number of Cycles to Failure  1,000,000  10,000,000  Maximum Stress (MPa)  As-sintered HSPT HSPT GIFed  HSPT+GIF+HT(Globular) HSPT+GIF+HT(Bi-modal)  Mill-annealed  Pre-alloyed  Blended Elemental  Vacuum as-sintered microstructure  HSPT as-sintered microstructure  HSPT: ‘Forged’ titanium, without the high-cost forging process  Our patented HSPT technology unlocks a superior powder metallurgy pathway to manufacture  ‘forged quality’ near-net shape titanium parts and components  HSPT delivers mechanical performance properties with traditional forging processes, but avoids the high-cost and high-emissions associated with them  The process can use angular HAMR titanium powder as the powder metallurgy feedstock  HAMR with HSPT provides a superior manufacturing solution for low-cost, sustainable and high-quality titanium parts for demanding applications  HSPT = Hydrogen sintering and Phase Transformation; GIF = Gaseous Isostatic Forging; HT = Heat Treatment

 IPERIONX LIMITED ABN 84 618 935 372